Exhibit 23 - Consent of Certified Public Accountant
















Board of Directors
Highlands Bankshares, Inc.


   We consent to the use of our report, dated January 31, 2003, relating to the consolidated balance sheets of Highlands Bankshares, Inc. as of December 31, 2002 and 2001, and the related statements of income, changes in stockholders' equity, and cash flows for each of the years in the three year period ended December 31, 2002, which report appears on page 26 in the December 31, 2002 Annual Report to Shareholders of Highlands Bankshares, Inc. and page 54 of this 10-K.



                                    /s/ S. B. Hoover & Company, L.L.P.





Harrisonburg, VA
March 26, 2003